Exhibit 12

UNION TANK CAR COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Line number	For the Year Ended December 31,
		2005		2004		2003		2002		2001
Income Available for Fixed Charges:
Income from continuing operations	1	$201,050		$142,646		$69,754		$96,749		$116,651
Provision for federal income taxes and foreign taxes	2	53,337		75,073		35,653		55,047		61,844
Provision for state income taxes	3	3,099		6,711		3,325		1,257		4,940
Fixed charges (line 8)	4	109,182		99,576		96,516		103,218		110,995

Income available for fixed charges	5	$366,668		$324,006		$205,248		$256,271		$294,430

Fixed Charges:
Interest expenses (including amortization of debt discount) as shown on the consolidated statement of income	6	$87,675		$74,796		$71,840		$78,289		$85,626
Add interest portion of rent expense	7	21,507		24,780		24,676		24,929		25,369

Total fixed charges	8	$109,182		$99,576		$96,516		$103,218		$110,995

Number of times fixed charges were earned (line 5/line 8)		3.36	x	3.25	x	2.13	x	2.48	x	2.65	x